UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

16 September 2024

Commission File Number: 001-10691

DIAGEO plc
(Translation of registrant’s name into English)

16 Great Marlborough Street, London, United Kingdom, W1F 7HS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

This report on Form 6-K shall replace Exhibit 97.1 to the Annual Report on Form 20-F for the fiscal year June 30, 2024, filed with the SEC on August 3, 2024, and shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-269929) and registration statements on Form S-8 (File Nos. 333-223071, 333-206290, 333-182315, 333-169934, 333-162490, and 333-153481) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

This report is comprised of the following:

Exhibit No.	Description
99	Diageo Group NYSE Compensation Recovery Policy

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)
Date: 16 September 2024
By: /s/ James Edmunds
James Edmunds
Deputy Company Secretary